

January 29, 2015

<u>Via E-mail</u>
Fan Haoran
Chief Executive Officer
Asia Properties, Inc.
119 Commercial St., Suite 190-115
Bellingham, WA 98225

> **Re:** **Asia Properties, Inc.**
> **Current Report on Form 8-K**
> **Filed January 20, 2015**
> **File No. 000-51048**

Dear Mr. Haoran:

Our preliminary review of your filing indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1.   We note from the disclosure in the above-referenced Form 8-K that you issued 950,000,000 shares of your common stock to shareholders of Asia Innovation Technology Limited in exchange for the rights, titles and interests in the business assets and all attendant or related assets of Asia Innovation Technology Limited. Please amend the Form 8-K to provide the disclosure required by Item 1.01 and 2.01(f) of Form 8-K with respect to the transaction. Please also note that Item 9.01(c) of Form 8-K states that the financial statements and pro forma financial information required under the item must be filed in the initial report if the registrant was a shell company prior to the transaction being disclosed in answer to Item 2.01 of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kim McManus, Staff Attorney, at (202) 551-3215 or Jennifer Gowetski at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel